SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                       Commission File Number: 33-15097-D
                                               ----------

                                   FORM 12b-25

                           Notification of Late Filing



(Check One):

[X] Form 10-K  [ ] Form 20-F  [ ] Form 11-K  [ ] Form 10-QSB  [ ] Form N-SAR

         For Period Ended: December 31, 1999
                           -----------------
                  [ ] Transition Report on Form 10-K
                  [ ] Transition Report on Form 20-F
                  [ ] Transition Report on Form 11-K
                  [ ] Transition Report on Form 10-Q
                  [ ] Transition Report on Form N-SAR

         For the Transition Period Ended:



Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.



If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:




                         Part I - Registrant Information

Full Name of Registrant Affiliated Resources Corporation

Former Name if Applicable

                       3050 Post Oak Boulevard, Suite 1080
            Address of Principal Executive Office (Street and Number)

                              Houston, Texas 77056
                            City, State and Zip Code



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                        Part II - Rules 12b-25(b) and (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N- SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[X] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                              Part III - Narrative

         State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.

                           Audit is not yet completed.

                           Part IV - Other Information

         (1) Name and telephone number of person to contract in regard to this notification.

         Peter C. Vanucci              713                   355-8940
         -----------------------------------------------------------------
                  (Name)           (Area Code)          (Telephone Number)

         (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                     [X] Yes   [ ] No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                     Don't know until audit is complete.   [ ] Yes   [ ] No

         If  so:  attach  an  explanation  of  the  anticipated   change,   both
narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                        Affiliated Resources Corporation
                        --------------------------------
                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date: March 27, 2000       By
                                            Peter C. Vanucci, Chairman and
                                             Chief Executive Officer


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March 22, 2000



U.S. Securities and Exchange Commission
Washington, D.C.  20549

Re:      Affiliated Resources Corporation
         Commission File No. 33-15097-D

Ladies and Gentlemen:

We will be unable to complete the audit of the financial statements of Affiliated Resources Corporation for the year ended December 31, 1999, by March 30, 2000.

Very truly yours,

WEINSTEIN SPIRA & COMPANY, P.C.




William F. Comiskey
WFC:an

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